Filed by US Airways Group, Inc.

Commission File No. 001-8444

Pursuant to Rule 425 Under the Securities Act of 1933

And Deemed Filed Pursuant to Rule 14a-12

Under the Securities Exchange Act of 1934

Subject Company: US Airways Group, Inc.

Commission File No. 001-8444

May 8, 2013 > Issue 12 Arrivals A joint merger communication for employees of the new American Creating a premier global carrier Annual Leadership Conference 2013: Putting Our Heads Together For six years now, US Airways has hosted its Annual Leadership Conference (ALC), a multi-day event that brings managers from across the company to Phoenix for networking, conversation and a bit of old-fashioned fun. In the spirit of our merger, this year the US Airways team also invited leaders from American Airlines, who took part in the activities throughout the week of April 29. We asked attendees from both American and US Airways about their takeaways from this year’s conference. Here are some of the thoughts they shared: Brian McMenamy, Vice President, Finance and Controller, American “It was an outstanding program and it was great to be invited and welcomed here.” Chet White, Duty Manager, Airport Customer Service, Catering, PHL, US Airways “I enjoyed how open our leaders are about everything, and there is lots of good information to take back to our frontline employees. And the merger is about a greater opportunity for all of us.” Cindy Fiedelman, Vice President, People and Diversity, American “There was great information, positive energy and a lot of pride at what everyone has accomplished in 2012.” Patty Young, Customer Strategy, Project Manager, PHX, US Airways “For me, I liked hearing the emphasis on teamwork, and it was nice how our senior leadership acknowledged the efforts and hard work of all the employees to get us where we are today. It was exciting to hear how far we’ve come, and what’s ahead.” Laura Glading, President, Association of Professional Flight Attendants (APFA) “I was pleased to be part of a group of fellow union leaders, American employees and officers invited to attend the conference. It was in part a celebration of the success of US Airways and American employees and a vision for combining two great companies who share a common goal of creating a great airline. The ALC increased the excitement we’ve been feeling about the merger gave us the opportunity to get together and discuss our bright future.” American Airlines VPs Brian McMenamy and Cindy Fiedelman join the action at ALC. From left, US Airways employees Amanda Farrell, Chet White, Susan McCormack and Bill Timon gather at the ALC. corp.comm@aa.com Send us your questions! corporate.communications@usairways.com

corporate.communications@usairways.com Send us your questions! corp.comm@aa.com Culture Club: United in Volunteerism Even though the merger of American and US Airways isn’t expected to be official until the third quarter of 2013, employees of both companies are already uniting to help the communities in which we operate. During the 19th annual National Volunteer Week, American and US Airways teams at Denver International Airport raised money for the United Service Organizations (USO) and celebrated approximately 70 World War II and Korean War veterans coming in on an Honor Flight. As the official airline of the USO, American encouraged its people to commemorate its partnership by supporting USO centers across the nation and by celebrating former and current service members during the National Volunteer Week, which took place this year from April 21st through the 27th. In Denver and across the country, American and US Airways continue to demonstrate their unwavering support for current and former members of the armed forces, as well as their families and communities. US Airways has been named one of the “Best for Vets” employers for three years in a row. After working with both airlines for the event, Hedy Margolis, the center manager for Denver’s USO said, “It is always a privilege to take care of our service men and women when they travel through Denver. Having our partners at American and US Airways volunteer to join us made this day unforgettable.” In Denver, during National Volunteer Week, US Airways’ Do Crew provided $10 in donations to the USO per employee volunteer hour. National Volunteer Week officially ended on April 27, but both airlines remain dedicated to the communities where they live, work and play, year-long. In 2012, American and US Airways team members recorded nearly 61,000 hours of volunteer service in support of 420 organizations! Look for upcoming volunteer opportunities on Jetnet and Wings. In Denver, American and US Airways employees band together in support of the USO. It is always a privilege to take care of our service men and women when they travel through Denver. Having our partners at American and US Airways volunteer to join us made this day unforgettable. Cinco de Mayo Correction: Oops! Last week’s Cinco de Mayo feature incorrectly stated that the Battle of Puebla, which occurred on May 5, 1862, led to Mexico’s independence. While Cinco de Mayo, an optional public holiday observed by some states, does remember the Battle of Puebla, Mexico actually declared its independence from Spain in 1810. During the Battle of Puebla, a small Mexican army defeated a much larger French army during the French intervention in Mexico, led by Napoleon III. We apologize for the inaccuracy and thank those of you who brought this to our attention. 2

Send us your questions! corporate.communications@usairways.com corp.comm@aa.com One of the city’s most famous landmarks, the Brooklyn Bridge connects Brooklyn and Manhattan, lighting up New York’s night sky. Hub Love: New York In certain issues of Arrivals we spotlight one of our combined company’s hubs, with fast facts and fun trivia about the new American’s nine biggest operational centers. In this installment of Hub Love we take a bite out of the Big Apple and explore… New York City As the first major airline to serve New York, American has had a presence in the city for more than 80 years. Initially flying from Floyd Bennett Field on Long Island in 1936, American began flying out of LaGuardia Airport (LGA) in 1939. The company moved its long-haul flights to John F. Kennedy International Airport (JFK), which was known at the time as Idlewild Airport. New York now serves as one of American’s cornerstone markets, with hub operations at JFK as well as key operations at LGA and Newark Liberty International Airport (EWR). New York Area Airports > American and American Eagle offer nonstop service to nearly 60 destinations around the world from the New York area. > A major stop for domestic and international travelers, American and American Eagle fly almost 14 million passengers through the area every year. > Together, the three New York-area airports cover approximately 6,000 acres of land, with JFK covering nearly 5,000 acres on its own. > In 1935, aviation pioneer Amelia Earhart led the dedication of EWR’s commercial airline terminal – the first of its kind in the United States. > In April, American and British Airways began offering 15 flights between New York area airports and London area airports: three daily flights between EWR and LHR, one daily flight between JFK and London City Airport (LCY) and 11 daily flights between JFK and LHR. New York City Fun Facts > If it seems like NYC has a hot dog stand on every corner, you’re not far off. The city has roughly 4,000 street food vendors, offering everything from Mediterranean wraps to vegan pastries. > Between 12 and 13 million people watch spectacular theater productions every year on NYC’s legendary Broadway. > You can tour NYC by land, air or water: local experts conduct tours of the city on double-decker buses, helicopters and boats. > With more than 6,300 traffic-heavy miles of streets in NYC, be sure to pack comfortable walking shoes for your visit. How Will the Merger Benefit the New York City Area? The merger of American and US Airways will: > Support jobs and communities in the region. Together the two companies employ approximately 8,060 people and serve 13 locations throughout the state. > Increase NYC’s connectivity and strengthen its presence as a hub. Together American and US Airways offer 100 daily departures out of JFK, 161 daily departures out of LGA and 36 daily departures out of EWR. > Provide access to a larger network. Heard in the Sky: What Do You Love About Working in New York City? “Anything is possible in New York. Someone always knows somebody somewhere who will help you out, any time, any place. What a great city!” — Philip DiRico, Strategic Planner, JFK, American “I love working in New York because it has the best of everything. We have the best people who work every day with passion to meet the customer’s needs. We are lucky to get to work with some of the best companies in the world.” — Johna Johnson, Senior Manager, Corporate Sales, American “As New York is one of American’s ‘cornerstone cities,’ being based here allows a Flight Attendant the opportunity to fly to Europe, the Caribbean, South America or Japan on a daily basis. It is the best base for Flight Attendants!” — Gregory Mann, Flight Attendant, JFK, American “I have worked in New York and at the New York airports for over 36 years and every day, there is a ‘first time’ for something. The energy, sophistication, diversity and cultural influences are part of the formula that makes our customers and jobs interesting. It seems to give New York a bit of an edge!” — Eileen Miller, Manager, Premium Services, LGA, American MORE THAN 138,000 3

apples can fit into the cargo hold of a 767 aircraft… or enough to make 23,000 pies! corp.comm@aa.com Send us your questions! corporate.communications@usairways.com 4 New Places, New Faces American: DFW to Seoul, South Korea (ICN) US Airways: PHL to Shannon, Ireland (SNN) The city of Seoul offers seemingly never-ending markets featuring traditional and modern art. Insa-dong, a centuries-old artist market, is a must see during your stay. Shannon International Airport The Journey > Airport: Shannon International Airport > Daily seasonal nonstop service begins May 22, ends October 4, 2013. > Aircraft: 757-200 > Customers clear U.S. customs and immigration before departing SNN. > US Airways has the Emerald Isle covered: SNN service complements year-round daily service from PHL-Dublin (DUB) and seasonal Charlotte (CLT) to Dublin flights. The Destination > Population: More than 480,000 in the Shannon Region > Shannon is a new city, built in the 1960s near Shannon Airport; the larger city of Limerick is nearby. > Shannon is home to more than 110 offices of overseas companies, including North American corporations. > SNN offers full 24-hour service to over 19 international destinations. > US Airways is returning to Shannon after a four-year absence. From 2003-2009, US Airways PHL-SNN flights carried more than 315,000 passengers. > New service is expected to generate more than 30,000 passengers through SNN this year. > Shannon Chamber of Commerce and the Mayor of Shannon welcomed US Airways’ return to west Ireland during the Chamber’s annual spring lunch last month. Suzanne Boda, Senior Vice President, Airport Customer Service, International and Cargo accepted the warm welcome and will return to SNN on the inaugural flight. The Journey > Airport: Incheon International Airport > Get there nonstop from Dallas/Fort Worth International Airport (DFW) beginning May 9. > Aircraft: Boeing 777-200 > American will offer one daily nonstop, round-trip flight between DFW and ICN, which will be operated as a part of American’s joint business agreement with Japan Airlines. > Upon arrival at DFW, customers can connect with more than 200 onward flights to cities within the United States and Latin America. The Destination > Official Language: Korean > Population: 10,581,728 > The capital of South Korea, Seoul sits on the Han River surrounded by mountains and boasts a host of palaces and temples, including the popular Gyeongbokgung Palace. > You won’t have to worry about jetlag on this overseas trip: Seoul has the highest concentration of coffee shops in the world, offering more than 10,000 cafés and coffee houses within the city. > A great place for adventures, Seoul holds three Guinness World Records. While you’re there, get your adrenaline fix at Lotte World, the world’s largest indoor theme park; walk along the Moonlight Rainbow Fountain, the world’s longest bridge fountain; or watch a movie at CGV Starium, the world’s largest cinema screen. > Seoul has the world’s highest fiber-optic broadband penetration, giving it some of the fastest internet connections in the world. And you don’t have to be in a hotel to access it. In 2011 the city announced a $44 million project to provide free Wi-Fi access in all outdoor spaces.

corp.comm@aa.com Send us your questions! corporate.communications@usairways.com 5 In Case you Forgot Following is legal language, which we’re required to print on each internal and external publication related to the merger. Cautionary Statement Regarding Forward-Looking Statements This document includes forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements may be identified by words such as “may,” “will,” “expect,” “intend,” “anticipate,” “believe,” “estimate,” “plan,” “project,” “could,” “should,” “would,” “continue,” “seek,” “target,” “guidance,” “outlook,” “forecast” and other similar words These forward-looking statements are based on AMR’s and US Airways’ current objectives, beliefs and expectations, and they are subject to significant risks and uncertainties that may cause actual results and financial position and timing of certain events to differ materially from the information in the forward-looking statements. The following factors, among others, could cause actual results and financial position and timing of certain events to differ materially from those described in the forward-looking statements: failure of a proposed transaction to be implemented; the challenges and costs of closing, integrating, restructuring and achieving anticipated synergies; the ability to retain key employees; and other economic, business, competitive, and/ or regulatory factors affecting the businesses of US Airways and AMR generally, including those set forth in the filings of US Airways and AMR with the SEC, especially in the “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” sections of their respective annual reports on Form 10-K and quarterly reports on Form 10-Q, their current reports on Form 8-K and other SEC filings, including the registration statement and the proxy statement/prospectus related to the proposed transaction. Any forward-looking statements speak only as of the date hereof or as of the dates indicated in the statements. Neither AMR nor US Airways assumes any obligation to publicly update or supplement any forward-looking statement to reflect actual results, changes in assumptions or changes in other factors affecting these forward-looking statements except as required by law. Additional Information and Where To Find It This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. The proposed merger transaction between AMR Corporation (“AMR”) and US Airways Group, Inc. (“US Airways”) will be submitted to the stockholders of US Airways for their consideration. AMR has filed with the Securities and Exchange Commission (“SEC”) a registration statement on Form S-4, which includes a preliminary proxy statement of US Airways that also constitutes a prospectus of AMR. US Airways expects to file with the SEC a definitive proxy statement on Schedule 14A, and AMR and US Airways also plan to file other documents withthe SEC regarding the proposed transaction. INVESTORS AND SECURITY HOLDERS OF US AIRWAYS ARE URGED TO READ THE PRELIMINARY PROXY STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS THAT WILL BE FILED WITH THE SEC (INCLUDING THE DEFINITIVE PROXY STATEMENT/PROSPECTUS) CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED, TRANSACTION. Investors and security holders may obtain free copies of the preliminary proxy statement/prospectus and other documents containing important information about AMR and US Airways (including the definitive proxy statement/prospectus), once such documents are filed with the SEC, through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by US Airways, when and if available, can be obtained free of charge on US Airways’ website at www.usairways.com or by directing a written request to US Airways Group, Inc., 111 West Rio Salado Parkway, Tempe, Arizona 85281, Attention: Vice President, Legal Affairs. Copies of the documents filed with the SEC by AMR, when and if available, can be obtained free of charge on AMR’s website at www.aa.com or by directing a written request to AMR Corporation, P.O. Box 619616, MD 5675, Dallas/Fort Worth International Airport, Texas 75261-9616, Attention: Investor Relations or by emailing investor.relations@aa.com. US Airways, AMR and certain of their respective directors, executive officers and certain members of management may be deemed to be participants in thesolicitation of proxies from the stockholders of US Airways in connection with the proposed transaction. Information about the directors and executive officers of US Airways is set forth in its Annual Report on Form 10-K/A, which was filed with the SEC on April 16, 2013, and the preliminary proxy statement/ prospectus related to the proposed transaction, which was filed with the SEC on April 15, 2013. Information about the directors and executive officers of AMR is set forth in its Annual Report on Form 10-K/A, which was filed with the SEC on April 16, 2013, and the preliminary proxy statement/prospectus related to the proposed transaction, which was filed with the SEC on April 15, 2013. These documents can be obtained free of charge from the sources indicated above. Other information regarding the participants in the proxy solicitation may also be included in the definitive proxy statement/prospectus and other relevant materials when and if filed with the SEC in connection with the proposed transaction. Permission to use quotes neither sought nor obtained. American Airlines and US Airways do not, by their reference to or distribution of these statements, imply their endorsement of or concurrence with the opinions, conclusions or recommendations quoted above. Stay in the Know We’ll continue sending you updates to keep you informed. In the meantime, please visit: New Jetnet (newjetnet.aa.com) or Wings (wings.usairways.com) www.newAmericanarriving.com – a website dedicated to the new American Airlines Follow us on Twitter at @AmericanAir, @USAirways and @USemployees, and on Facebook (AmericanAirlines and US Airways) Questions: corp.comm@aa.com or corporate.communications@usairways.com Arrivals May 8, 2013 ISSUE 12 Past issues available on new Jetnet and Wings